FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 24, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 24 January 2005






24 January 2005


                           British Energy Group plc


UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy Group plc (the "Company")


The Company has received notice as follows:

1. At close of business on 20 January 2005, Brian J. Stark of business address 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA, was interested in a total of 30,651,582 shares of the Company together with 3,576,367 warrants to subscribe a further 3,576,367 shares of the Company.

2.      Of these 30,651,582 shares and 3,576,367 warrants:

(A) the interests in 21,130,527 shares and 2,682,275 warrants arose from the holding registered in the name of Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands ("Shepherd"), which is managed by Stark Offshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore"). Mr Stark controls at least one-third of the voting power of Stark Offshore; and

(B) the interests in 9,521,055 shares and 894,092 warrants arose from the holding registered in the name of Stark International, with registered office c/o Arthur Morris, Christensen & Co., Century House, 31 Richmond Road, Hamilton HM 08 Bermuda ("Stark"), whose managing general partner is Stark Onshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Onshore"). Mr Stark controls at least one-third of the voting power of Stark Onshore.

3. The interests in the shares and warrants detailed at paragraphs 1-2 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 24, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations